Return of Capital Statement of Position
Morgan Grenfell Investment Trust
Description of ROCSOP Reclassifications

     Distributions from net investment income and net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under generally accepted accounting principles. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to paid in capital in the period that the difference arises.
     Accordingly, the following permanent differences primarily attributable to realized foreign exchange gains and losses, have been reclassified from accumulated net realized gain (loss) on foreign currency transactions to undistributed net investment income:

                                            (000)
International Equity Fund                  $  79
International Small Cap Equity Fund           (1)
European Small Cap Equity Fund                28
Emerging Markets Equity Fund                 (86)
Global Fixed Income Fund                    (112)
International Fixed Income Fund               48
Emerging Markets Debt Fund                   (75)

     These reclassifications have no effect on net assets or net asset value per share.